UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

As previously reported, at the open of business on August 22, 2024, SuperCom Ltd. (the “Company”) completed at the market level a 1-for-20 reverse split (the “Reverse Split”) of all of the Company’s issued and outstanding ordinary shares (the “ordinary shares”). The post-Reverse Split ordinary shares are currently trading on the Nasdaq Stock Market (“Nasdaq”) under the Company’s symbol of “SPCB”.

After an internal analysis of the Reverse Split and related discussions with Nasdaq and other market participants, the Company has determined to update how any fractional shares resulting from the Reverse Split will be accounted for as follows:

•
all fractional shares for shareholder accounts held in street name (such as those held with a broker) created before August 20, 2024 and which still held such shares on August 22, 2024 (pre Reverse Split) will be rounded up to one full ordinary share;

•
all fractional shares for new shareholder accounts held in street name created on August 20, 2024 or August 21, 2024 holding up to 2 (inclusive) ordinary shares pre Reverse Split will receive cash value of their fractional shares as a result of the Reverse Split ($0.18 for each pre-Reverse Split share); and

•
all fractional shares for new shareholder accounts held in street name created on August 20, 2024 or August 21, 2024 holding over 2 ordinary shares pre Reverse Split will be rounded up to one full ordinary share as a result of the Reverse Split.

The Company and its board of directors believes that the treatment of any fractional shares discussed above is in best interests of the Company and its shareholders in order to not allow certain rogue shareholders and/or market participants to unfairly take advantage of the Company and its shareholders due to the previously announced treatment of fractional shares.

Except as discussed herein, the Reverse Split ratio and all other details of the Reverse Split remain the same. The updated fractional share treatment does not have any impact on any options, warrants and convertible securities of the Company outstanding immediately prior to the Reverse Split and they were or will be adjusted as previously announced.

The Company’s stockholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Reverse Split was or will be automatically reflected in their brokerage accounts. It is not necessary for the Company’s stockholders who are holding their shares in certificated form to exchange their existing stock certificates for new stock certificates of the Company in connection with the Reverse Split, although stockholders may do so if they wish.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. By: /s/ Arie Trabelsi Name: Arie Trabelsi Title: Chairman of the Board

Date: November 7, 2024